October 3, 2025

Emily Rowland, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	FIS Trust (the “Trust” or the “Registrant”) File Nos. 811-24099, 333-288251

Dear Ms. Rowland:

On June 23, 2025, FIS Trust (the “Trust” or the “Registrant”), on behalf of two of its series, FIS Christian Stock Fund and FIS Bright Portfolios Focused Equity ETF (the “Fund”), filed an N-1A (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Subsequently, the Registrant filed Pre-Effective Amendment No. 1 on September 12, 2015 and Pre-Effective Amendment No. 2 on September 26, 2015 with the SEC. On September 30, 2025, you provided comments to Pre-Amendment No. 2 by phone to Bibb Strench and Joe Faia.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus and statement of additional information (“SAI”) is attached to aid in your review.

General Comment.

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment.

B.	Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.
C.	We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

FIS Christian Stock Fund

Comment 1.

Please clarify and reconcile ESG and the Christian values approaches in the following sentence on page 4 of the Prospectus:

While the 80% standard derives from ESG funds, the Adviser believes it applies to its Christian values approach as well and thus adheres to the standard.”

Response. The above-referenced sentence has been removed from p. 4 of the Prospectus:

Comment 2. The following sentence on page 4 of the Prospectus references both biblical and Christian values:

“The Fund makes investment decisions in accordance with biblically responsible (Christian values). The Adviser applies a Christian values overlay to eliminate companies whose businesses engage in activities that are not aligned with biblicalteachings such as abortion, contraception, embryonic stem cell research/human cloning, human rights violations, or who produce pornography, alcohol, tobacco, armaments that are unguided or indiscriminate, gambling equipment or software, betting establishments, or other activities that conflict with Christian values. The Adviser determines whether each and every company prior to its addition to the Fund’s investment portfolio has the required Christian values by utilizing a third-party analytical tool known as eValueator as well as the Adviser’s own diligence processes.”

Which values will be adhered to, biblical or Christian?

Response. The words “biblically” and “biblical” have been replaced with “Christian” in the above referenced sentence.

Comment 3. Page 13 of the Prospectus has Authorized Participant Risk as both a Principal Risk and an Other Risk. Please clarify or correct.

Response. Authorized Participant Risk has been deleted as a Principal Risk, leaving it as an “Other Risk.”

Comment 4. The Performance Table on p. 8 of the Prospectus lists two benchmark indexes:   MSCI World Index and S&P 500 Index.  Please clarify which of the two, if not both, are the Fund’s broad-based securities market index.

Response. The S&P 500 Index has been deleted from the Performance Table, leaving the MSCI World Index as the Fund’s broad-based securities market index.

Comment 5. The Fund discloses in the following sentence on page 4 of the Prospectus that it may at times hold 50% of its net assets in cash:

“The Adviser has the ability to raise up to 50% in cash or cash equivalents should its indicators begin to show shifts in the macroeconomic landscape, that valuations are at extreme levels, that company fundamentals deteriorate, or if the stock markets experience unexpected events that have a great and broad market impact.”

Is the disclosure referring to the ability to take a defensive position of up to 50% of the Fund’s assets in cash? How does the ability to take a large cash position impact the Fund’s ability to meet its 80% policy?

Response: The above referenced sentence has been deleted from page 4 of the Prospectus.

Comment 6. The note under the Interested Trustees Table on p. 21 of the SAI contains the phrase: “and, respectively,” which may be a typo. Please correct, if necessary.

Response. The phrase “and, respectively,” has been deleted from the note under the Interested Trustees Table on p. 21 of the SAI.

Comment 7. The following disclosure appeared in Pre-Effective Amendment No. 1 but was omitted from page 39 of the SAI contained in Pre-Effective Amendment No. 2:

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund.  A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control.

Please consider re-inserting.

Response. The above-referenced disclosure has been re-inserted on page 39 of the SAI.

Bright Portfolios Focused Equity ETF

Comment 8. Page 1 of the Prospectus reports the predecessor fund’s portfolio turnover rate. We note that the predecessor fund through May 31, 2025 had not yet completed one year of operations. Please revise the portfolio turnover disclosure to note that the information is as of a period of less than one year.

Response. On p. 1 of the Prospectus, we replaced the following sentence:

“For the fiscal year ended May 31, 2025 the Predecessor Fund’s (defined below) portfolio turnover rate was 34% of the average value of its portfolio.

With:

“For the period for which information is provided through May 31, 2025, which is a period less than a year and which is not annualized, the Predecessor Fund’s (defined below) portfolio turnover rate was 34% of the average value of its portfolio.”

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench